Identica Holdings Corporation

3825 Henderson Blvd., Suite 605A

Tampa, FL 33629

 (813) 642-3479

October 24, 2008

BY EDGAR AND

FACSIMILE (202) 772-9206

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Katherine Wray

Re:

Identica Holding Corporation.

Registration Statement on Form S-1

File Number 333-137710

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Identica Holding Corporation (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 5:00 pm on Tuesday, October 28, 2008 or as soon as practicable thereafter.  In connection with such request, the undersigned, being all of the officers and directors of the Company, hereby acknowledge the following:

1.

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.

The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250.  Thank you for your attention to this matter.

Very truly yours,

IDENTICA HOLDINGS CORPORATION

By: /s/ Edward Foster

Name: Edward Foster

Title: Chief Executive Officer (Principal Executive Officer)

By: /s/ Michael D. Finn

Michael D. Finn

Chief Financial Officer

(Principal Accounting Officer and Principal Financial

Officer)

By: /s/ Terry Wheeler

Terry Wheeler

President and Director

By: /s/ Francine Foster

Francine Foster

Secretary and Director